UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

                   Under the Securities Exchange Act of 1934

                      BION ENVIRONMENTAL TECHNOLOGIES, INC.
                      -------------------------------------
                                (Name of Issuer)


                          Common Stock, $.0001 Par Value
                          ------------------------------
                          (Title of Class of Securities)


                                    09061Q307
                                  --------------
                                  (CUSIP Number)


                                 December 31, 2007
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [ ]  Rule 13d-1(c)
      [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                              SCHEDULE 13G

     CUSIP No.  09061Q307

1   NAME OF REPORTING PERSON

        Mark A. Smith

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ---
        Not applicable                                        (b) ---

3   SEC USE ONLY




4   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

Number of Shares Beneficially Owned by Each Reporting Person With

5   SOLE VOTING POWER

        1,160,681

6   SHARED VOTING POWER

        0

7   SOLE DISPOSITIVE POWER

        1,160,681

8   SHARED DISPOSITIVE POWER

        0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,246,415

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

        Not applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        13.8%

12  TYPE OF REPORTING PERSON (See Instructions)

        IN


                                      2





Item 1.

     (a)  Name of Issuer:  Bion Environmental Technologies, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

               641 Lexington Avenue, 17th Floor
               New York, NY  10022

Item 2.

     (a)  Name of Person Filing:  Mark A. Smith

     (b)  Address of Principal Business Office or, if none, residence:

               641 Lexington Avenue, 17th Floor
               New York, NY  10022

     (c)  Citizenship:  USA

     (d)  Title of Class of Securities:  Common Stock, $.0001 par value

     (e)  CUSIP No.: 09061Q307

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

     (a)  Amount Beneficially Owned:  1,160,681

     (b)  Percent of Class:  13.8%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:      1,160,681 (1)
         (ii)  shared power to vote or to direct the vote:       85,734 (1)
        (iii)  sole power to dispose or to direct the
               disposition of:                                1,160,681 (1)
        (iv)   shared power to dispose or to direct the
               disposition of:                                   85,734 (1)
______________

(1) Includes 634,132 shares held directly by Mark A. Smith; 330,000 shares underlying options; 20,829 shares held jointly with his wife; 64,905 shares held by his wife; and 156,931 shares of common stock held by LoTayLingKyur Foundation which is controlled by Mr. Smith. Also includes 39,618 shares that Mr. Smith may receive pursuant to conversion of an outstanding note of the Company at a $4.00 per share conversion price (calculated at 12/31/07). Does not include shares and warrants owned by various family members of which Mr. Smith disclaims beneficial ownership. Mr. Smith is also the President of Centerpoint, although shares owned by Centerpoint are not entitled to a vote while held by Centerpoint.

                                     3



Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 6, 2008


                                    /s/ Mark A. Smith
                                    MARK A. SMITH





















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